Issuer Free Writing Prospectus, Dated December 5, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated December 4, 2012 and

Registration No. 333-174879

1,000,000 Depositary Shares,
Each Representing a 1/1,000th Interest in a Share of
8% Series E Cumulative Convertible Preferred Stock of

Magnum Hunter Resources Corporation

December 5, 2012

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Magnum Hunter Resources Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 4, 2012 and the Company’s Registration Statement (File No. 333-174879).  This issuer free writing prospectus sets forth the final pricing information related to the offering of depositary shares, each representing a 1/1,000th interest in a share of the Company’s 8% Series E Cumulative Convertible Preferred Stock, including the final size of the offering, which is 1,000,000 depositary shares, each representing a 1/1,000th interest in a share of 8% Series E Cumulative Convertible Preferred Stock.

PRICING TERM SHEET

Issuer:	Magnum Hunter Resources Corporation, a Delaware corporation

Securities:	Depositary Shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of 8% Series E Cumulative Convertible Preferred Stock (“Series E Preferred Stock”)

Offering Size:	1,000,000 Depositary Shares

Best Efforts:

The underwriters are selling the Depositary Shares on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement

Ticker/Exchange:	MHR.PRE / NYSE MKT

Gross Amount:	$23,500,000

Public Offering Price:	$23.50 per Depositary Share

Liquidation Preference:	$25,000 per share of Series E Preferred Stock (equivalent to $25 per Depositary Share)

Stated Dividend Rate:	8%, payable monthly

Equivalent Annual Payment at Stated Rate:	$2,000 per share of Series E Preferred Stock (equivalent to $2.00 per Depositary Share)

Penalty Dividend Rate:	10%

Equivalent Annual Payment at Penalty Rate:	$2,500 per share of Series E Preferred Stock (equivalent to $2.50 per Depositary Share)

Dividend Dates:	The last day of each calendar month

First Dividend Payment Date:	January 31, 2013, to stockholders of record on January 15, 2013

First Optional Call Date:

November 2, 2015, unless subject to a special redemption upon a Change of Control, in which case securities are redeemable at any point within 90 days from the date of such Change of Control, as described in the prospectus supplement

Special Optional Redemption Upon a Change of Control:	We may redeem upon a Change of Control in whole but not in part for cash at the redemption price

Special Optional Redemption Upon Trading Price Event:

We may redeem the Series E Preferred Stock in whole for cash at the redemption price if, for 20 trading days within any period of 30 consecutive trading days, the closing price of our common stock equals or exceeds the product of 1.29 and the then-applicable conversion price. This product currently equals $10.965

Stockholders’ Optional Conversion Right:	Convertible at any time at the option of the stockholder, through the depositary, into common stock at a conversion price of $8.50 per share (subject to adjustment)

Stockholders’ Conversion Right Upon a Change of Control:

Upon the occurrence of a Change of Control, in the event that we do not elect to redeem the Series E Preferred Stock for cash, each stockholder of Depositary Shares will have the right, through the depositary for the Series E Preferred Stock, to convert some or all of the Depositary Shares into an adjusted number of shares of common stock per Depositary Share

Voting Rights:

Generally none, except with respect to certain mergers and share exchange transactions and changes that would be materially adverse to the rights of the Series E Preferred Stock; and, with respect to (i) a divided default (resulting from the Company’s failure to pay dividends for a total of four quarterly periods) or (ii) a listing default (resulting from the Company’s failure to maintain the listing of the Depositary Shares for at least 180 consecutive days), the right to elect two directors until such dividend default or listing default is cured, as described in the prospectus supplement

Maturity:	None (perpetual, subject to discretionary redemption by us after November 2, 2015)

Underwriting Commissions:	$1,057,500

Per Share Proceeds to Issuer:	$22.4425 per Depositary Share or an aggregate of approximately $22.4 million

Aggregate Proceeds to Issuer:

We will receive net proceeds of approximately $21.9 million from our sale of 1,000,000 Depositary Shares, after deducting the underwriting commissions and $500,000 estimated offering expenses payable by us

Use of Proceeds:	We intend to use the net proceeds from the sale of the securities offered by us under the prospectus supplement to repay indebtedness under our senior revolving credit facility

Trade Date:	December 5, 2012

Settlement Date:	December 12, 2012

Joint Book Running Managers:	UBS Investment Bank, MLV & Co. LLC and Wunderlich Securities, Inc.

Co-Managers:	Maxim Group LLC, National Securities Corporation and Northland Capital Markets

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO MAGNUM HUNTER RESOURCES CORPORATION, 777 POST OAK BLVD., SUITE 650, HOUSTON, TEXAS 77056. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-888-827-7275.